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12014405

SECURITIES AND EXCHANGE COMMISSION
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43978

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1,2011 (MM/DD/YY) AND ENDING DECEMBER 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ING FINANCIAL MARKETS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1325 AVENUE OF THE AMERICAS
(No. and Street)

NEW YORK (City) NEW YORK (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JOHN EGAN 646-424-8133
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG LLP
(Name – *if individual, state last, first, middle name*)

5 TIMES SQUARE (Address) NEW YORK (City) NEW YORK (State) 10036 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2012
02 REGISTRATIONS BRANCH

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

M 3/30

OATH OR AFFIRMATION

I, JOHN EGAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ING FINANCIAL MARKETS LLC, as of DECEMBER 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF FINANCIAL OFFICER

Title

Notary Public

TAMMY MILATOS
NOTARY PUBLIC-STATE OF NEW YORK
No. 01MI6139869
Qualified in Putnam County
Certificate Filed in New York County
My Commission Expires January 17, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

ING Financial Markets LLC
(A Wholly Owned Subsidiary of ING Financial Holdings Corporation)
December 31, 2011
With Report of Independent
Registered Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG

ING Financial Markets LLC
(A Wholly Owned Subsidiary of ING Financial Holdings Corporation)

Statement of Financial Condition

December 31, 2011

Contents

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350

Report of Independent Registered Public Accounting Firm

The Board of Directors
ING Financial Markets LLC

We have audited the accompanying statement of financial condition of ING Financial Markets LLC (the "Company") as of December 31, 2011. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition, referred to above present fairly, in all material respects, the financial position of ING Financial Markets LLC at December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

February 27, 2012

ING Financial Markets LLC
(A Wholly Owned Subsidiary of ING Financial Holdings Corporation)

Statement of Financial Condition

December 31, 2011
(In Thousands)

Assets		
Cash	$	11,113
Securities segregated under Federal and other regulations		80,316
Collateralized financing agreements:		
Securities borrowed		13,449,715
Securities purchased under agreements to resell		14,192,227
Securities received as collateral		2,371,762
Receivable from affiliate		718
Receivable from brokers, dealers and clearing organizations		363,383
Receivable from customers		3,459
Financial instruments owned, at fair value (of which $202,780 was pledged in relation to secured financing transactions)		266,955
Financial instruments owned, not readily marketable, at fair value		188
Deferred tax assets		3,756
Other assets		241
Total assets	$	30,743,833
Liabilities and member's equity		
Liabilities:		
Short-term loans from affiliates	$	85,790
Collateralized financing agreements:		
Securities loaned		9,090,923
Securities sold under agreements to repurchase		17,009,861
Payable to brokers, dealers and clearing organizations		410,888
Payable to customers		128,510
Payable to non-customers		249,945
Financial instruments sold, not yet purchased, at fair value		190,140
Obligation to return securities received as collateral		2,371,762
Accounts payable, accrued expenses and other liabilities		18,153
Total liabilities		29,555,972
Subordinated borrowings		83,000
Member's equity		1,104,861
Total liabilities and member's equity	$	30,743,833

See accompanying notes to the statement of financial condition.

1. Organization

ING Financial Markets LLC (the "Company") is a wholly owned subsidiary of ING Financial Holdings Corporation (the "Parent"). The Parent is an indirect, wholly owned subsidiary of ING Groep N.V. The Company was incorporated in Delaware on March 28, 2002. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority ("FINRA"), a member of the Securities Investor Protection Corporation ("SIPC") and a member of various exchanges. The Company primarily provides customer facilitation services for equity and fixed income securities, securities lending activities, repurchase and resale transactions, principal trading in equities, options and futures, limited underwriting services, and clearing and custodial services for affiliates.

The Company clears and settles its equity derivative business (including equities, futures and options) on an omnibus basis through an unaffiliated securities clearing firm. The Company self-clears all other products, including fixed income securities (U.S. government and foreign debt), U.S. exchange traded funds, equity securities, securities borrowed and loaned, securities purchased under agreements to resell and securities sold under agreements to repurchase.

2. Summary of Significant Accounting Policies

Basis of Presentation

The Company prepares its statement of financial condition in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). All intercompany balances and transactions are eliminated. In preparing the statement of financial condition, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Management believes that the estimates utilized in the preparation of the statement of financial condition are reasonable; however, actual results could differ from those estimates.

2. Summary of Significant Accounting Policies (continued)

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase

Securities purchased under agreements to resell and securities sold under agreements to repurchase are treated as collateralized financing transactions and are carried at amounts at which the securities will be subsequently resold or repurchased. Accrued interest receivable and payable for these agreements are reported within Receivable from and Payable to brokers, dealers and clearing organizations in the statement of financial condition. Such transactions are collateralized by U.S. Treasuries, mortgage-backed securities, government agencies, and corporate bonds. The Company's exposure to credit risk associated with the nonperformance of counterparties in fulfilling these contractual obligations can be directly impacted by market fluctuations, which may impair the counterparties' ability to satisfy their obligations. It is the Company's policy to obtain possession of collateral related to securities purchased under agreements to resell with a market value equal to or in excess of the principal amount loaned. The market value of securities to be repurchased or resold is valued daily and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate. The market value of the reverse repurchase and repurchase agreements approximates cash value.

It is the Company's policy to net securities purchased under agreements to resell and securities sold under agreements to repurchase transactions with the same counterparty provided the conditions of Accounting Standards Codification ("ASC") 210-20-45-11, *Balance Sheet – Offsetting: Repurchase and Reverse Repurchase Agreements*, are met. At December 31, 2011, the Company netted reverse repurchase agreements with repurchase agreements of $2,898,964.

Securities Borrowed and Securities Loaned

Securities borrowed and securities loaned are collateralized financing arrangements that are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash with the lender of the securities. With respect to securities loaned, the Company receives collateral in the form of cash and securities in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of

2. Summary of Significant Accounting Policies (continued)

securities borrowed and loaned on a daily basis with additional collateral obtained or refunded as necessary.

Accrued rebates are reported within Receivable from and Payable to brokers, dealers and clearing organizations in the statement of financial condition.

Financial Instruments Owned and Financial Instruments Sold, Not Yet Purchased, at Fair Value

Financial instruments owned and financial instruments sold, not yet purchased, are primarily used in principal trading activities. These financial instruments are principally exchange traded funds, equities and options and are recorded at fair value based upon quoted market prices. These financial instruments are recorded on a trade-date basis.

Securities Transactions

The Company records principal securities transactions, including realized and unrealized trading gains and losses, and related expenses on a trade-date basis. Customers' securities transactions are recorded on a settlement-date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net in the statement of financial condition under Receivable from or Payable to brokers, dealers and clearing organizations.

Income Taxes

The Company is included in the consolidated Federal income tax return filed by the Parent. Federal income taxes are calculated as if the Company filed on a separate company basis and the amount of current tax provision or benefit calculated is either remitted to or received from the Parent. The Company accounts for income taxes in accordance with ASC 740, *Income Taxes*. ASC 740 requires the recording of deferred income taxes that reflect the net tax effect of temporary differences between the carrying amounts of the Company's assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, including operating loss carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are

(In Thousands)

2. Summary of Significant Accounting Policies (continued)

expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in earnings in the period that includes the enactment date.

Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated at the rates of exchange prevailing at the close of business at the statement of financial condition date. Net gains and losses resulting from foreign currency transactions are included in earnings.

New Accounting Developments

In May 2011, the Financial Accounting Standards Board ("FASB") issued an Accounting Standards Update ("ASU"), Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS ("ASU 2011-04") to Topic 820, Fair Value Measurements, which provide clarifying guidance on how to measure fair value and additional disclosure requirements. This update results in common principles and requirements for measuring fair value and for disclosing information about fair value measurement in accordance with U.S. GAAP and International Financial Reporting Standards. The guidance is effective for interim and annual periods beginning after December 15, 2011 and will be applied prospectively. The Company does not expect the adoption of this guidance will have any material impact on the Company's financial position.

In December 2011, the FASB issued accounting updates ASU 2011-11 Disclosures about Offsetting Assets and Liabilities to Topic 210, Balance Sheet. The update requires new disclosures about balance sheet offsetting and related arrangements. For derivatives, financial assets and liabilities, the amendments require disclosure of gross asset and liability amounts, amounts offset on the balance sheet, and amounts subject to the offsetting requirements but not offset on the balance sheet. The guidance is effective for annual reporting periods beginning on or after January 1, 2013 and is to be applied retrospectively. This guidance does not amend the existing guidance on when it is appropriate to offset; therefore, the Company does not expect the adoption of this guidance will have any material impact on the Company's financial position.

(In Thousands)

3. Securities Segregated under Federal and Other Regulations

At December 31, 2011, the Company had securities in the amount of $80,316 segregated in a special reserve bank account for the exclusive benefit of customers pursuant to the SEC's Customer Protection Rule (Rule 15c3-3).

4. Securities Received and Pledged as Collateral

The Company enters into secured borrowing and lending transactions as a part of its normal course of business. The Company receives collateral in connection with securities purchased under agreements to resell, securities borrowed transactions, and borrow/pledge transactions. The Company generally is permitted to sell or repledge these securities held as collateral and use them to secure securities sold under agreements to repurchase, enter into securities lending transactions or deliver to counterparties to cover short positions.

At December 31, 2011, the fair value of securities received as collateral that the Company was permitted to sell or repledge was $32,920,864. The fair value of securities received as collateral that the Company sold or repledged was $31,544,557 at December 31, 2011.

In addition, the Company receives securities as collateral in connection with certain securities for securities transactions in which the Company is the lender. In instances where the Company is permitted to sell or repledge these securities, the Company reports the fair value of the collateral received and the related obligation to return the collateral in the statement of financial condition. At December 31, 2011, $2,371,762 was reported as Securities received as collateral and an Obligation to return securities received as collateral in the statement of financial condition.

The Company also pledges assets that it owns to counterparties who have the right to repledge them. Trading assets, pledged in connection with repurchase agreements, securities lending agreements and other secured financings to counterparties, are included in Financial instruments owned, at fair value in the statement of financial condition and were $202,780 at December 31, 2011.

(In Thousands)

5. Receivable from and Payable to Customers

Receivable from and payable to customers include amounts due to/from customers on cash and margin transactions. For receivables, securities owned by customers are held as collateral. Such collateral is not reflected in the statement of financial condition. Amounts receivable from and payable to customers at December 31, 2011 were $3,459 and $128,510, respectively.

6. Receivable from and Payable to Brokers, Dealers and Clearing Organizations

Amounts receivable from and payable to brokers, dealers and clearing organizations at December 31, 2011 consist of the following:

	Receivable	Payable
Securities failed to deliver/receive	$ 278,494	$ 337,762
Deposits with clearing organizations	40,855	–
Due to/from clearing organizations	580	–
Net unsettled trades	5	36,628
Fees, interest, rebates, and other receivable/payable	43,449	36,498
Total	$ 363,383	$ 410,888

Securities failed to deliver and receive represent the contract value of securities which have not been delivered or received by the Company on settlement date.

(In Thousands)

7. Financial Instruments Owned and Financial Instruments Sold, Not Yet Purchased, at Fair Value

Financial instruments owned and financial instruments sold, not yet purchased, as of December 31, 2011 consist of equity securities, options, futures and exchange traded funds valued at quoted market prices. At December 31, 2011, these amounts were as follows:

	Financial Instruments Owned	Financial Instruments Sold, Not Yet Purchased
Equities	$ 81,005	$ 931
Options	260	2,094
Futures	–	1,544
Exchange traded funds	185,690	185,571
Total	$ 266,955	$ 190,140

Financial instruments sold, not yet purchased at fair value, include an obligation to purchase securities at a future date. Such securities have market risk to the extent subsequent market fluctuations may require the Company to repurchase the securities at prices in excess of the market value reflected in the statement of financial condition.

(In Thousands)

8. Related Party Transactions

The Company is involved in secured financing and other transactions with affiliates and has significant related party balances with affiliates.

At December 31, 2011, the Company holds $1,573 of cash with affiliated entities.

At December 31, 2011, the Company had a receivable of $718 classified as Receivable from affiliate in the statement of financial condition and a payable to affiliates of $8,232 included in Accounts payable, accrued expenses and other liabilities in the statement of financial condition.

At December 31, 2011, the Company had recorded $1,532 and $128,476 within Receivable from and Payable to customers related to amounts due from/to affiliated entities, respectively. This balance reflects agency transactions performed for related parties. At December 31, 2011, the Company had recorded $249,945 in Payable to non-customers related to amounts due to affiliated entities. This balance reflects servicing of assets for related parties.

At December 31, 2011, the Company had $496,568 of Securities borrowed and $4,430,486 of Securities loaned with affiliates. In relation to these transactions, the Company had $1,019 of accrued rebates receivable and $2,568 of accrued rebates payable. Further, the Company recorded $139,663 of Securities received as collateral and Obligation to return securities received as collateral related to an affiliate at December 31, 2011.

(In Thousands)

8. Related Party Transactions (continued)

At December 31, 2011, the Company had $1,566,091 of Securities purchased under agreements to resell and $684,396 of Securities sold under agreements to repurchase with affiliates. The Company, through these agreements, recorded $242 and $10 of accrued interest receivable and payable, respectively, at December 31, 2011.

The Company maintains a revolving loan agreement with an affiliate in the amount of $7.5 billion (dollars as stated). The revolving loan agreement is an overnight facility and bears a market rate of interest of three-month LIBOR. The loan agreement does not have a stated maturity date as it may be terminated by either party upon at least 45 days prior written notice. The Company had an outstanding balance of $58,000 at December 31, 2011 associated with the loan facility, which is included in Short-term loans from affiliates in the statement of financial condition.

In addition, the Company is subject to a tax sharing agreement with the Parent whereby the Company's tax provision is calculated on a separate entity basis and then allocated on a pro rata basis amongst the Parent group. The company had $27,790 in payable to its parent for taxes paid included in short term loan to affiliate.

At December 31, 2011, the Company had an $83,000 subordinated promissory note with the Parent. See Note 11 for further information.

The Company provides certain custodial and related services to affiliates.

The Company has a management agreement with an affiliate, whereby the affiliate provides certain trading, sales, accounting, operations, and other administrative support to the Company.

9. Financial Instruments with Off-Balance Sheet Risk

The Company enters into options and futures contracts with off-balance sheet risk for trading purposes. These contracts are carried at fair value.

Options are contracts that provide the holder with the right, but not the obligation, to purchase or sell a specified number of units of financial instruments at a predetermined price within a specified period of time. The option purchaser pays a premium to the option seller (writer) for the right to exercise the option. The option seller is obligated to buy or sell the item underlying the contract at a set price, if the option purchaser chooses to exercise. As a purchaser of an option contract, the Company is subject to credit risk, since the counterparty is obligated to make payments under the terms of the option contract, if the Company exercises the option. As the writer of an option contract, the Company is not subject to credit risk but is subject to market risk, since the Company is obligated to make payments under the terms of the option contract, if exercised.

Futures contracts are for delayed delivery of a financial instrument in which the seller agrees to make delivery at a specified future date at a specified price or yield. Futures contracts are exchange traded contractual commitments to either receive (purchase) or deliver (sell) a standard amount or value of a financial instrument or commodity. Maintaining a futures contract requires the Company to deposit with the exchange an amount of cash or other specified asset as security for its obligation. The credit risk of futures contracts is limited since futures exchanges generally require the daily cash settlement of unrealized gains/losses on open contracts with the futures exchange. Futures contracts may be settled by physical delivery of the underlying asset or cash settlement on the settlement date or by entering into an offsetting futures contract with the futures exchange prior to the settlement date. The notional amounts of futures reflect the

(In Thousands)

9. Financial Instruments with Off-Balance Sheet Risk (continued)

contractual basis upon which daily mark to market calculations are computed and do not reflect the amount at risk. Unrealized gains or losses, rather than national amounts, represent the fair value of future cash flows. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market volatility. There were 19 open futures contracts as of December 31, 2011, with a fair value of $1,544 included in the financial instruments sold, not yet purchased, at fair value in the statement of financial condition.

The Company does not apply hedge accounting as defined in ASC 815-10-15, *Derivatives and Hedging*, as all financial instruments are recorded at fair value with changes reflected in earnings.

As of December 31, 2011, the gross notional amounts of derivative financial instruments used for trading purposes are as follows:

	Assets (Notional)	Liabilities (Notional)
Options	$ 27,087	$ 88,905
Futures	–	68,252
Total	$ 27,087	$ 157,157

The options have maturities between approximately one month and two years. The Company also has margin requirements related to these options with an unaffiliated clearing firm of $21,250 at December 31, 2011 which are satisfied by a pledge of cash, included in Receivable from brokers, dealers and clearing organizations in the statement of financial condition. The amounts exchanged are based on the contract amounts and other terms of the derivative financial instruments.

9. Financial Instruments with Off-Balance Sheet Risk (continued)

All trading instruments are subject to market risk, the risk that future changes in market conditions may make an instrument less valuable. The instruments are recognized at market value. Exposure to market risk is managed in accordance with risk limits set by senior management, by buying or selling instruments or entering into offsetting positions.

10. Fair Value of Financial Instruments

ASC 820, *Fair Value Measurements and Disclosures*, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market or, in the absence of a principal market, the most advantageous market.

Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure value into three broad levels:

- Level 1 inputs to the valuation methodology are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

- Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly.

- Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

(In Thousands)

10. Fair Value of Financial Instruments (continued)

The following tables present the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis at December 31, 2011:

Assets and Liabilities Measured at Fair Value on a Recurring Basis

	Level 1	Level 2	Level 3	Total
Assets				
Securities received as collateral	$ 2,371,762	$ –	$ –	$ 2,371,762
Financial instruments owned:				
Equities	81,005	–	–	81,005
Options	260	–	–	260
Exchange traded funds	185,690	–	–	185,690
Total	$ 2,638,717	$ –	$ –	$ 2,638,717
Liabilities				
Obligation to return securities received as collateral	$ 2,371,762	$ –	$ –	$ 2,371,762
Financial instruments, sold not yet purchased, at fair value:				
Equities	931	–	–	931
Options	2,094	–	–	2,094
Futures	1,544	–	–	1,544
Exchange traded funds	185,558	13	–	185,571
Total	$ 2,561,889	$ 13	$ –	$ 2,561,902

There were no Level 3 financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2011. There was a single Level 2 liability with a fair value of $13.

Securities received as collateral and Obligation to return securities received as collateral primarily consists of U.S. equities. These equities as well as options and exchange traded funds are valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied and they are categorized in Level 1 of the fair value hierarchy.

(In Thousands)

10. Fair Value of Financial Instruments (continued)

Financial Instruments Not Measured at Fair Value on a Recurring Basis

Some of the Company's financial instruments are not measured at fair value on a recurring basis but are recorded at amounts that approximate fair value due to their liquid or short-term nature. Such financial assets and financial liabilities include: Cash, Securities borrowed, Securities purchased under agreements to resell, Securities loaned, Securities sold under agreements to repurchase, Receivable from customers, Receivable from brokers, dealers and clearing organizations, Payable to customers, Payable to brokers, dealers and clearing organizations, and certain short-term borrowings.

Financial instruments owned, not readily marketable are Level 3 financial assets. The Company held $188 and $1,301 of financial instruments owned, not readily marketable as of December 31, 2011 and 2010, respectively.

11. Subordinated Borrowing

At December 31, 2011, the Company had an $83,000 subordinated promissory note with the Parent that bears interest at a rate of one-month LIBOR plus 1/16%. Interest payments are made on a monthly basis and the subordinated promissory note is due to mature on October 4, 2012.

The subordinated borrowing is subordinated to all other creditors of the Company, covered by agreements approved by the Company's designated regulatory organization, and thus available in computing net capital under SEC regulations.

(In Thousands)

12. Income Taxes

The Company is a single member limited liability company for federal, state and local tax purposes, and accordingly, for the year ended December 31, 2011 is included in the consolidated returns filed by the Parent.

The Company is subject to a tax sharing agreement with the Parent whereby the Company's tax provision is calculated on a separate entity basis and then allocated on a pro rata basis amongst the Parent group. Deferred income taxes reflect the net tax effect of the temporary differences between the financial reporting and tax basis of assets. As of December 31, 2011, the Company had deferred tax assets of $3,756, which resulted from litigation reserves. The Company believes it is more likely than not that the deferred tax assets will be realized and has therefore not recorded a valuation allowance.

As of December 31, 2011, the Company was not required to establish a liability for uncertain tax positions.

13. Concentrations of Credit Risk

As a securities broker-dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of domestic and foreign entities. The Company's transactions are collateralized and are executed with and on behalf of institutional investors, including other broker-dealers, commercial banks, insurance companies, pension plans, mutual funds, and other financial institutions. The Company's exposure to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations can be directly impacted by volatile trading markets, which may impair the customers' ability to satisfy their obligations to the Company. The Company's principal activities are also subject to the risk of counterparty nonperformance.

The Company attempts to minimize credit risk associated with securities lending and borrowing transactions, and repurchase and reverse repurchase transactions, by monitoring customer credit exposure and creditworthiness and limiting such transactions with certain counterparties. The Company mitigates credit exposure arising from such transactions by entering into collateral and netting agreements. The Company reviews the market value of securities and collateral held on a daily basis and requires additional collateral to be delivered or returned to the Company pursuant to the terms of such collateral agreements.

14. Guarantees

The accounting guidance ASC 460, *Guarantees*, requires the Company to disclose information about obligations under certain guarantee arrangements. It defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party.

Indemnifications/Other Guarantees

In the normal course of business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the statement of financial condition for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of these representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the statement of financial condition for these indemnifications.

(In Thousands)

14. Guarantees (continued)

Exchange Membership Guarantees

The Company is a member of various exchanges that trade and clear securities and/or futures contracts. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange. While the rules governing different exchange memberships vary, in general the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the statement of financial condition for these agreements and believes that any potential requirement to make payments under these agreements is remote.

15. Commitments and Contingencies

The Company, together with various other broker-dealers, corporations, and individuals, has been named as a defendant in several class action lawsuits that allege violations of Federal and State securities laws and claim substantial damages. Management of the Company believes, after consultation with outside counsel, the resolution of these various lawsuits will not result in any material adverse effect on the Company's financial position.

The Company enters into forward reverse repurchase agreements that have a trade date prior to December 31, 2011 and settle subsequent to period-end. These agreements are secured by fixed income securities and settled within 90 days. At December 31, 2011, the Company had commitments of $1,750,000 associated with these instruments.

In the normal course of business, the Company enters into underwriting commitments. There were no outstanding underwriting commitments at December 31, 2011.

(In Thousands)

16. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the Rule's alternative method, which requires maintaining net capital, as defined, equal to the greater of $1,500 or 2% of aggregate debit items arising from customer transactions, as defined.

SEC Rule 15c3-1 and the rules of the Financial Industry Regulatory Authority also provide that equity capital may not be withdrawn or cash dividends paid if resulting net capital is less than the greater of 2% of aggregate debit items or $1,500. At December 31, 2011, the Company had net capital of $1,098,069, of which $1,094,624 was in excess of the required net capital of $3,445.

The Company has entered into a written agreement with its unaffiliated clearing firm which requires the clearing firm to perform a "PAIB reserve computation" with regard to all the assets of the Company held by the respective clearing firm. Consequently, the assets of the Company held at the clearing firm are treated as allowable assets for purposes of the Company's net capital computation.

17. Subsequent Events

The Company evaluates subsequent events through the date the statement of financial condition was issued. The Company did not note any subsequent events requiring disclosure or adjustment to the statement of financial condition.

Ernst & Young LLP

Assurance | Tax | Transactions | Advisory

About Ernst & Young

Ernst & Young is a global leader in assurance, tax, transaction and advisory services. Worldwide, our 144,000 people are united by our shared values and an unwavering commitment to quality. We make a difference by helping our people, our clients and our wider communities achieve their potential.

For more information, please visit www.ey.com.

SCHEDULE OF ASSESSMENTS AND PAYMENTS (FORM SIPC-7)

ING Financial Markets, LLC
(A Wholly Owned Subsidiary of ING Financial Holdings Corporation)
Year Ended December 31, 2011
With Agreed Upon Procedures Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG

SCHEDULE OF ASSESSMENTS AND PAYMENTS (FORM SIPC-7)

ING Financial Markets, LLC
(A Wholly Owned Subsidiary of ING Financial Holdings Corporation)
Year Ended December 31, 2011
With Agreed Upon Procedures Report of Independent Registered Public Accounting Firm

(This report is intended solely for the information and use of the specified parties and is not intended to be and should not be used by anyone other than these specified parties.)

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Management of ING Financial Markets, LLC:

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of ING Financial Markets, LLC, the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating ING Financial Market LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal period from January 1, 2011 through December 31, 2011. ING Financial Market LLC's management is responsible for ING Financial Market LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting agreement without exception.

2. Compared the amounts reported in the Annual Audited Report Form X-17A-5 for the year ended December 31, 2011 with the amounts reported in Form SIPC-7 for the year beginning January 1, 2011 and ending December 31, 2011, noting agreement without exception.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers provided to us by representatives of the Company, noting agreement without exception.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments, noting agreement without exception.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed and noted no overpayment.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the period from January 1, 2011 to December 31, 2011. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 27, 2011

SIPC-7 (31-REV 5/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (31-REV 5/10)

For the fiscal year ended December 31, 20 11

(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

ING FINANCIAL MARKETS LLC
1325 AVENUE OF THE AMERICAS
NEW YORK, NY 10019

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

PATRICK FESTINO: 646-424-8112

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 332,916

B. Less payment made with SIPC-6 filed (exclude interest) (163,457)
8/26/11
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 169,459

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 169,459

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 169,459

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

ING FINANCIAL MARKETS LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 27 day of February, 20 12.

Vice President, Regulatory Manager
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _______ Postmarked _______ Received _______ Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January 1, 2011 and ending December31, 2011

Eliminate cents

Item No.			Amount
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)			$ 267,073,124
2b. Additions:			
	(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
	(2) Net loss from principal transactions in securities in trading accounts.		9,400,964
	(3) Net loss from principal transactions in commodities in trading accounts.		
	(4) Interest and dividend expense deducted in determining item 2a.		142,995
	(5) Net loss from management of or participation in the underwriting or distribution of securities.		
	(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		
	(7) Net loss from securities in investment accounts.		
	Total additions		9,543,959
2c. Deductions:			
	(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		
	(2) Revenues from commodity transactions.		
	(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		
	(4) Reimbursements for postage in connection with proxy solicitation.		
	(5) Net gain from securities in investment accounts.		
	(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
	(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
	(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):		
	(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ 143,450,632	
	(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$	
	Enter the greater of line (i) or (ii)		143,450,632
	Total deductions		143,450,632
2d. SIPC Net Operating Revenues			$ 133,166,451
2e. General Assessment @ .0025			$ 332,916

(to page 1 but not less than $150 minimum)

Ernst & Young LLP

Assurance | Tax | Transactions | Advisory

About Ernst & Young

Ernst & Young is a global leader in assurance, tax, transaction and advisory services. Worldwide, our 144,000 people are united by our shared values and an unwavering commitment to quality. We make a difference by helping our people, our clients and our wider communities achieve their potential.

For more information, please visit www.ey.com.